P.E. 2/1/02

1- 02013428

333-12834

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2002

1- HOLMES FINANCING (No 2) PLC
2- HOLMES FUNDING LIMITED -01
3- HOLMES TRUSTEES LIMITED -02

(Translation of registrant's name into English)

Abbey House, Baker Street
London NW1 6XL, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . . X . . .

Holmes Financing (No. 2) PLC
Profit & Loss Account
Period ended 15 January 2002

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	28,522	32,867
Interest receivable - Cash deposits		
	28,522	32,867
Interest payable - Notes	(28,522)	(32,867)
Interest payable		-
	(28,522)	(32,867)
Net operating income	-	-
Other income	41	40
Operating expenses	(41)	(40)
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	2	2
Retained profit carried forward	2	2

Holmes Financing (No. 2) PLC
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Loans to Funding		2,404,516
Current assets		
Cash at bank	16	
	16	
Creditors: Amounts falling due within one year		
Taxation	1	
	1	
Net current assets		15
Total assets less current liabilities		2,404,531
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		2,404,516
Net assets		15
Capital and reserves		
Share capital		13
Reserves		2
		15

Holmes Financing (No. 2) PLC
Notes Outstanding
Period ended 15 January 2002

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa
S&P current rating	AAA	AAA	AAA	AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3	Aa3
S&P current rating	AA	AA	AA	AA
Fitch Ratings current rating	AA	AA	AA	AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2	Baa2
S&P current rating	BBB	BBB	BBB	BBB
Fitch Ratings current rating	BBB	BBB	BBB	BBB

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
	$	$	£	€
Initial note balance	1,000,000,000	1,000,000,000	500,000,000	500,000,000
Previous quarter's note principal	1,000,000,000	1,000,000,000	500,000,000	500,000,000
Note redemptions	-	-	-	-
Outstanding note principal	1,000,000,000	1,000,000,000	500,000,000	500,000,000

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
	$	$	£	€
Initial note balance	37,000,000	37,000,000	19,000,000	21,000,000
Previous quarter's note principal	37,000,000	37,000,000	19,000,000	21,000,000
Note redemptions	-	-	-	-
Outstanding note principal	37,000,000	37,000,000	19,000,000	21,000,000

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
	$	$	£	€
Initial note balance	49,000,000	49,000,000	25,000,000	35,000,000
Previous quarter's note principal	49,000,000	49,000,000	25,000,000	35,000,000
Note redemptions	-	-	-	-
Outstanding note principal	49,000,000	49,000,000	25,000,000	35,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A	Series 4 Class A
Note interest margins	9	18	24	27
Step up dates	N/A	16/10/2007	16/10/2007	16/10/2007
Step up margins	N/A	36	48	54

	Series 1 Class B	Series 2 Class B	Series 3 Class B	Series 4 Class B
Note interest margins	35	44	45	50
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	135	144	145	150

	Series 1 Class C	Series 2 Class C	Series 3 Class C	Series 4 Class C
Note interest margins	120	135	150	160
Step up dates	16/10/2007	16/10/2007	16/10/2007	16/10/2007
Step up margins	220	235	250	260

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/01/2002

Liquidity facility limit	£	25,000,000
Liquidity facility drawn		Nil
Liquidity facility available	£	25,000,000

Holmes Trustees Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		17,863,753
Current assets		
Bank interest receivable	459	
Cash at bank	144,110	
Other debtors	-	
	144,569	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(137,389)	
Amounts due to Funding	(7,165)	
Sundry creditors	(15)	
	(144,569)	
Net current assets		-
Total assets less current liabilities		17,863,753
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(5,893,763)
Funding share of mortgage loans		(11,969,990)
Net assets		-
Capital and reserves		
Share capital (£2)		-
Reserves		-
		-

Holmes Funding Limited
Balance Sheet
Period ended 15 January 2002

		£'000
Fixed asset investments		
Beneficial interest in Trust mortgage portfolio		
		11,969,990
Current assets		
Amounts owed by Trustee		
Deferred expenditure (costs of securing)	7,165	
Cash at bank:	27,157	
Reserve funding		
Transaction account	129,075	
Funding GIC account	696	
	19,437	
	183,530	
Creditors: Amounts falling due within one year		
Deferred consideration creditor		
Interest payable accrual	72,641	
Sundry creditors	2,966	
Taxation	905	
	79	
	76,531	
Net current assets		
		106,999
Total assets less current liabilities		
		12,076,989
Creditors: Amounts falling due after more than one year		
Inter-company loans		
Start up loans		(12,023,516)
		(56,350)
Net assets		
		(2,877)
Capital and reserves		
Share capital (£2)		
Reserves		-
		(2,877)
		(2,877)

Holmes Funding Limited
First Issuer Notes to Balance Sheet
Period ended 15 January 2002

		£'000	£'000
Balance on cash accumulation ledger		Nil	
Available credit enhancement			
Reserve fund at closing		13,500	
Initial closing reserve funds			
Drawings to make bullet repayment		127,076	
Other drawings		-	
Transfers from revenue receipts		-	
Closing reserve balance		1,999	
		129,075	
Target reserve funds		185,000	
Principal deficiency ledger		AAA	BBB
Opening PDL balance			
Losses this quarter		Nil	Nil
PDL top up from revenue income		-	-
Closing PDL balance		-	-
	Nil	Nil	Nil
Start up loan outstanding			
Initial balance		26,250	
Initial closing outstanding			
Second start up loan		13,000	
Third start up loan		13,250	
Fourth start up loan		17,500	
Fifth start up loan		7,500	
Accrued interest		5,100	
Repayments made		-	
Closing balance		-	
		56,350	
Liquidity facility			
Liquidity facility limit			
Liquidity facility drawn		25,000	
Liquidity facility available		-	
		25,000	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 2) PLC

Dated 6th February, 2002

By ______________________

P J Lou (Authorised Signatory)